Mail Stop 4561

September 6, 2005

Mr. Richard Balanson, CEO
Maxwell Technologies, Inc.
8888 Balboa Avenue
San Diego, California 92123

      Re: **Maxwell Technologies, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2004
              Filed March 23, 2005
              Form 10-Q For Fiscal Quarter Ended March 31, 2005
              Filed May 9, 2005
              Form 10-Q For Fiscal Quarter Ended June 30, 2005
              Filed August 8, 2005
              File No. 1-15477

Dear Mr. Balanson:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Risk Factors

1.   You state in the filing that you are relatively inexperienced in managing the Company's international operations. You have also experienced significant management turnover in recent periods such that your auditors noted problems in internal controls in this regard. Tell us how you have addressed these concerns.

Management's Discussion & Analysis

2.   We note that during the first, third and fourth quarters of fiscal 2004 costs charged to the cost of sales exceeded the value of the specific sales under the long-term supply agreement. Tell us with whom this long-term supply agreement is with. Address the

reasons the costs have exceeded the sales under the agreement and whether this trend is expected to continue. Tell us the revenues and costs recorded under this agreement during the periods presented. Further, tell us the nature and terms of the agreement.

3. In your discussion of and comparison of operating results for the fiscal 2002 to 2003 periods, it is unclear which components of your current and sold businesses are being presented and compared and whether they are being reflected within current or discontinued operations. Please clarify how you have treated the dispositions of Winding, I-Bus and TeknaSeal. Also explain to us how you applied SFAS 144 in distinguishing each business's sale as a divestiture as opposed to a discontinued operation.

Item 9. Controls and Procedures

4. Your disclosures should describe in specific detail the nature of the material weaknesses identified. You should address when the material weaknesses were identified and by whom, quantify the impact of the adjustments made in both the 2002 and 2004 financial statements as a result of the lack of adequate review of your financial close procedures and address the specific steps taken to remediate the weakness. Each interim period filing should address and update the status of the remediation efforts which have occurred during the individual interim time period and whether the material weaknesses still exist.

Note 1—Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

5. We note your disclosures within the revenue recognition policy that you derive revenues from the sale of manufactured products. Revenues are recognized from the sale of licenses and from product development contracts, which appear to be both short and long term in nature. Your revenue recognition policy should clearly address what authoritative accounting literature you are following in accounting for your revenue generating sources (i.e. SAB 104 or SOP 81-1).

6. Tell us and clarify your revenue recognition policy to address and define "net revenues."

7. Regarding the license agreement entered into with YEC in February of 2003, summarize for us the nature and terms of the license. Specifically state the period of the agreement and describe how you recognize revenue and related costs under the agreement. Quantify for us the revenues and costs recognized under this agreement during the periods presented.

8. We note that the accounts receivable balance increased at December 31, 2004 over 2003 due to slow payment from one large customer. Tell us if this customer was your major customer, ABB. Is ABB a related party? If so explain the relationship and the nature of any collection problems with them. Also describe any extended payment terms you may have offered to ABB and explain how this has impacted revenue recognition criteria under the authoritative accounting literature you are following.

.

Warranty Obligation

9.   Describe to us in greater detail the nature of the warranty provided to customers which may cover a 1 to 2 year period. In this regard we note that your OEM customers typically require a long development and engineering process before incorporating Company products and services into their systems and products. Tell us what services are provided to OEMs. Address your accounting for revenues and costs under these types of arrangements.

Goodwill

10.   We note that goodwill represents in excess of 30% of your total assets at December 31, 2004. We also note that the company has made numerous divestitures during the fiscal 2002-2004 periods; however, the carrying value of goodwill has not significantly changed. Based on your disclosures it is unclear as to the amount of goodwill which was initially assigned to the reporting units which you now have disposed of during these periods and whether you have recorded any impairment in previously recorded goodwill. Provide us with an analysis which identifies each of the purchase acquisitions which resulted in the initial recording of goodwill; identify any goodwill impairments recorded and the reporting entity which was affected and explain your basis to us of not recording any goodwill impairment charges during the fiscal 2003 and 2004 periods as well as the interim period of fiscal 2005. We note that the company has continually recognized operating losses in each of the last 5 fiscal periods and during the interim period of 2005.

Form 10-Q filed for the period ended June 30, 2005

Item 4 Controls and Procedures

11.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Your disclosures should state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective at that reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <<http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherri Bowen at (202) 551-3223 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3730 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Branch Chief - Accounting